

Kevin Pangburn

Chief Clinical Officer at Stay Clean

Floyds Knobs, Indiana, United States · 3 connections · **Contact info**

 Stay Clean

 University of Louisville

Experience

 **Chief Clinical Officer**
Stay Clean · Full-time
Jun 2018 – Present · 2 yrs 7 mos
Louisville, Kentucky, United States

 **Family Care Center**
Family Care CENTER · Self-employed
May 1993 – Present · 27 yrs 8 mos
Louisville, Kentucky, United States

 **Kentucky Department of Corrections**
13 yrs 10 mos

Director, Division of Substance Abuse
Sep 2004 – Jun 2018 · 13 yrs 10 mos

Director, Division of Substance Ab
Full-time
Aug 2012 – May 2018 · 5 yrs 10 mos
Frankfort, Kentucky, United States

Show 1 more role ⌄

 **Addictions Treatment Manager**
CCA MARION ADJUSTMENT CENTER · Full-time
Jun 2000 – Oct 2004 · 4 yrs 5 mos
St Marys, Kentucky

 **Warden-Program Coordinator**
RIVER CITY CORRECTIONAL CENTER · Full-time
Jan 1992 – Jun 2000 · 8 yrs 6 mos
Louisville, Kentucky, United States

Show 3 more experiences ⌄

Education

 **University of Louisville**
Post Masters, Marriage and Family Therapy/Counseling
1989 – 1991

 **University of Louisville**
Master's degree, Education
1987 – 1989

 **Indiana University Bloomington**
Bachelor's degree, Elementary Education and Teaching
1975 – 1979

Licenses & certifications

 **Certified Alcohol and Drug Counselor**
State of Kentucky

 **Certified Probation Officer**
State of Kentucky

 **Licensed Marriage and Family Therapist**
State of Kentucky

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